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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             PEAK INTERNATIONAL LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G69586108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 August 13, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X]        Rule 13d-1(b)

        [ ]        Rule 13d-1(c)

        [ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provides in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------- ------------------------------------------- ------------------------------------------

            CUSIP No. G69586108                                       SCHEDULE 13G                    Page 2 of 10 Pages
                                                                                                           --   ---
------------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          Neumeier Investment Counsel
                          I.R.S. Identification No. 77-0444891
---------- -------------------------------------------------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a) [ ]


                                                                                                                (b) [ ]

---------- -------------------------------------------------------------------------------------------------------------------------

3          SEC USE ONLY
---------- -------------------------------------------------------------------------------------------------------------------------

4          CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S.A./California
----------------------- ---- -------------------------------------------------------------------------------------------------------

                        5    SOLE VOTING POWER
                                 889,500

 NUMBER OF              ---- -------------------------------------------------------------------------------------------------------
  SHARES
BENEFICIALLY            6    SHARED VOTING POWER
 OWNED BY
  EACH                  ---- -------------------------------------------------------------------------------------------------------
REPORTING               7    SOLE DISPOSITIVE POWER
 PERSON                           1,355,400
  WITH
                        ---- -------------------------------------------------------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

---------- -------------------------------------------------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,355,400
---------- -------------------------------------------------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- -------------------------------------------------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                           10.0%

---------- -------------------------------------------------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
                           IA, OO

---------- -------------------------------------------------------------------------------------------------------------------------

                                               * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------- ------------------------------------------- ------------------------------------------

            CUSIP No. G69586108                              SCHEDULE 13G                            Page 3 of 10 Pages
                                                                                                          --   ---
---------- -------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          Peter Neumeier

---------- -------------------------------------------------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a) [ ]


                                                                                                                (b) [ ]

---------- -------------------------------------------------------------------------------------------------------------------------

3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------

4          CITIZENSHIP OR PLACE OF ORGANIZATION
                             UNITED STATES

----------------------- ---- -------------------------------------------------------------------------------------------------------
                        5    SOLE VOTING POWER
                                   889,500

                        ---- -------------------------------------------------------------------------------------------------------
  NUMBER OF             6    SHARED VOTING POWER
   SHARES
BENEFICIALLY            ---- -------------------------------------------------------------------------------------------------------
  OWNED BY              7    SOLE DISPOSITIVE POWER
   EACH                            1,355,400
 REPORTING
  PERSON                ---- -------------------------------------------------------------------------------------------------------
   WITH                 8    SHARED DISPOSITIVE POWER

---------- -------------------------------------------------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,355,400

---------- -------------------------------------------------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- -------------------------------------------------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                         10.0%

---------- -------------------------------------------------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
                         HC

---------- -------------------------------------------------------------------------------------------------------------------------

                                               * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------

    CUSIP No. G69586108           SCHEDULE 13G          Page 4 of 10 Pages
                                                             --   ---
--------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer
                  --------------
                           Peak International Ltd.

         (b)      Address of Issuer's Principal Executive Offices
                  ------------------------------------------------
                           Units 3, 4, 5 and 7, 37th Floor
                           Wharf Cable Tower
                           9 Hoi Shing Road
                           Tsuen Wan
                           N.T., Hong Kong

Item 2.

         (a)      Name of Person Filing:
                  ----------------------

                  This statement is being filed by (i) Neumeier Investment Counsel, a limited liability corporation and registered investment adviser ("IA"), and (ii) Peter Neumeier, a controlling member of IA ("Member") (collectively, the "Reporting Persons"). Member controls IA by virtue of member's position as the holder of the majority interest (91%) of IA.


                  IA's beneficial ownership of Peak International Ltd. ("the Common Stock") is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Member's ownership of Common Stock is indirect as a result of Member's majority interest in IA, and is reported solely because Rules 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended (the "Rules"), require any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 5, 7, 9 and 11 on page 3 above and in responses to item 4 by Member are given on the basis of the "indirect" beneficial ownership referred to in such Rules, based on the direct beneficial ownership of Common Stock by IA and the relationship of the Member to IA referred to above.

         (b)      Address of Principal Business Office or, if none, Residence:
                  ------------------------------------------------------------
                           IA's Principal Business Office is located at:
                                   26435 Carmel Rancho Blvd.
                                   Carmel, California 93923

--------------------------------------------------------------------------------

    CUSIP No. G69586108           SCHEDULE 13G          Page 5 of 10 Pages
                                                             --   ---
--------------------------------------------------------------------------------

             Member's Principal Business Office is located at:
                            26435 Carmel Rancho Blvd.
                            Carmel, California 93923

         (c)      Citizenship:
                  ------------
                           IA is a  California limited liability
                           corporation. Member is a United States
                           citizen.

         (d)      Title of Class of Securities:
                  -----------------------------
                           Common Stock

         (e)      CUSIP Number:
                  -------------
                           G69586108

 Item 3. If this statement is filed pursuant to s.s. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)      [ ]      Broker or Dealer  registered  under Section 15 of the
                           Act (15 U.S.C. 78o)

         (b)      [ ]      Bank as  defined  in  section  3(a)(6) of the Act (15
                           U.S.C. 78c)

         (c)      [ ]      Insurance  Company as defined in section  3(a)(19) of
                           the act (15 U.S.C. 78c)

         (d)      [ ]      Investment  Company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8)

         (e)      [X]      An   investment    adviser   in    accordance    with
                           s. 240.13d-1(b)(1)(ii)(E);

         (f)      [ ]      An  employee   benefit  plan  or  endowment  fund  in
                           accordance with s. 240.13d-1(b)(1)(ii)(F);

         (g)      [X]      A  parent  holding   company  or  control  person  in
                           accordance with s. 240.13d-1(b)(1)(ii)(G);

         (h)      [ ]      A savings  associations as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813)

         (i)      [ ]      A  church  plan  parent  that is  excluded  from  the
                           definition  of an  investment  company  under section
                           3(c)(14)  of the  Investment  Company Act of 1940 (15
                           U.S.C. 80a-3);

         (j)      [ ]      Group, in accordance with s. 240.13d-1(b)(1)(ii)(J).

--------------------------------------------------------------------------------

    CUSIP No. G69586108           SCHEDULE 13G          Page 6 of 10 Pages
                                                             --   ---
--------------------------------------------------------------------------------

Item 4.           Ownership

         (a)      Amount Beneficially Owned:
                  --------------------------

                  Reporting Persons directly or indirectly beneficially own 1,355,400 shares of Common Stock. IA's beneficial ownership is direct and Member's ownership is indirect.

         (b)      Percent of Class:
                  -----------------
                          10.0%

         (c)      Number of shares as to which such person has:
                  ---------------------------------------------

                  (i)   sole power to vote or to direct the vote:
                                 889,500

                  (ii)  shared power to vote or to direct the vote:
                                 N/A

                  (iii) sole power to dispose or to direct the disposition of:
                                 1,355,400

                  (iv)  shared power to dispose or to direct the disposition of:
                                 N/A

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership  of More than  Five  Percent  on  behalf of  Another
                  Person

                  IA, an adviser registered with the SEC ("registered investment adviser"), and Member, IA's controlling member, have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory clients. No single investment advisory client of IA owns more than 5% of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Member is considered the equivalent of a parent holding company for purposes of this Schedule 13G. IA is considered Member's subsidiary, and

--------------------------------------------------------------------------------

    CUSIP No. G69586108           SCHEDULE 13G          Page 7 of 10 Pages
                                                             --   ---
--------------------------------------------------------------------------------

                  acquired the security being reported on by Member. IA is a registered investment adviser. See Exhibit B.

Item 8.           Identification and Classification of Members of the Group

                           Not applicable.


Item 9.           Notice of Dissolution of Group

                           Not applicable.


Item 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 1998

                                             NEUMEIER INVESTMENT COUNSEL



                                             By:     _______________________
                                                     Peter Neumeier
                                                     President


                                                     _______________________
                                                     Peter Neumeier

--------------------------------------------------------------------------------

    CUSIP No. G69586108           SCHEDULE 13G          Page 8 of 10 Pages
                                                             --   ---
--------------------------------------------------------------------------------

                                    EXHIBITS

EXHIBIT A         Statement With Respect To Joint Filing Of Schedule 13G

EXHIBIT B         Identification and Classification of Subsidiary Which Acquired
                  Security Being Reported On By the Parent Holding Company

--------------------------------------------------------------------------------

    CUSIP No. G69586108           SCHEDULE 13G          Page 9 of 10 Pages
                                                             --   ---
--------------------------------------------------------------------------------

                                    EXHIBIT A

             Statement With Respect To Joint Filing Of Schedule 13G

         The undersigned hereby agree that any statement of Schedule 13G to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to securities of Peak International Ltd. may be filed by any of the undersigned as a joint filing on behalf of all of the undersigned.

December 14, 1998

                                                 NEUMEIER INVESTMENT COUNSEL



                                                 By:     ______________________
                                                         Peter Neumeier
                                                         President



                                                         ______________________
                                                         Peter Neumeier

--------------------------------------------------------------------------------

    CUSIP No. G69586108           SCHEDULE 13G          Page 10 of 10 Pages
                                                             ---   ---
--------------------------------------------------------------------------------

                                    EXHIBIT B

                      Identification and Classification of
                    Subsidiary Which Acquired Security Being
                    Reported On By the Parent Holding Company



         IA, a registered investment adviser, acquired "beneficial ownership" of the securities being reported on as a result of its discretionary authority to acquire, dispose and (with respect to certain of such securities) vote the securities being reported on. Under a series of SEC no-action letters, including the letter issued to Warren Buffet and Berkshire Hathaway, Inc. (available December 5, 1986), Member is considered the equivalent of the parent holding company of IA and is therefore eligible to report his indirect beneficial ownership in such shares on Schedule 13G.